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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          CARDIOTHORACIC SYSTEMS, INC.
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                                (Name of Issuer)

                         Common Stock, par value $0.001
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                         (Title of Class of Securities)

                                    14190710
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                                 (CUSIP Number)

                            John E. Runnells
                            The Vertical Group, L.P.
                            18 Bank Street
                            Summit, N.J.  07901
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 4, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

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                                SCHEDULE 13D
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CUSIP NO. 14190710                                      Page 2 of 7 Pages
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     The Vertical Fund Associates, L.P.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) | |
                                                                      (b) | |
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3       SEC USE ONLY
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4       SOURCE OF FUNDS*
                     WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      | |
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
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NUMBER OF       7  SOLE VOTING POWER
SHARES               809,500
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                ============================================================
                8  SHARED VOTING POWER

                ============================================================
                9  SOLE DISPOSITIVE POWER
                     809,500
                ============================================================
                10  SHARED DISPOSITIVE POWER

                ============================================================
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     809,500
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                           | |
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
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14      TYPE OF REPORTING PERSON*
                     PN
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                                SCHEDULE 13D
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CUSIP NO. 14190710                                      Page 3 of 7 Pages
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Vertical Life Sciences, L.P.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) | |
                                                                      (b) | |
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3       SEC USE ONLY
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4       SOURCE OF FUNDS*
                     WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      | |
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
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NUMBER OF       7  SOLE VOTING POWER
SHARES               135,500
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                ============================================================
                8  SHARED VOTING POWER

                ============================================================
                9  SOLE DISPOSITIVE POWER
                     135,500
                ============================================================
                10  SHARED DISPOSITIVE POWER

                ============================================================
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     135,500
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                           | |
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
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14      TYPE OF REPORTING PERSON*
                     PN
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                                SCHEDULE 13D
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CUSIP NO. 14190710                                      Page 4 of 7 Pages
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Stephen D. Baksa
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) | |
                                                                      (b) | |
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3       SEC USE ONLY
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4       SOURCE OF FUNDS*
                     PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      | |
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S.A.
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NUMBER OF       7  SOLE VOTING POWER
SHARES                 20,000
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                ============================================================
                8  SHARED VOTING POWER
                      945,000
                ============================================================
                9  SOLE DISPOSITIVE POWER
                      20,000
                ============================================================
                10  SHARED DISPOSITIVE POWER
                      945,000
                ============================================================
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     965,000
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                           | |
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
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14      TYPE OF REPORTING PERSON*
                     IN
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     This Amendment No. 1 to Statement on Schedule 13D dated June 11, 1998 (the "Statement") with respect to the Common Stock of Cardiothoracic Systems, Inc. (the "Issuer")("CTSI Common Stock") is filed by The Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences")(together, the "Partnerships") and Stephen D. Baksa ("Baksa")(the Partnerships and Baksa being hereinafter referred to collectively as the "Reporting Persons") in order to amend Items 3 and 5 of the Statement to read in their entirety as set forth below. No change is made to the other Items contained in the Statement.

     Item 3. Source and Amount of Funds or Other Consideration.

     As of September 4, 1998, Associates owned 809,500 shares of CTSI Common Stock, which it acquired at an aggregate cost of $1,977,459.25, Life Sciences owned 135,500 shares of CTSI Common Stock, which it acquired at an aggregate cost of $815,228, and Baksa owned 20,000 shares of CTSI Common Stock, which he acquired at an aggregate cost of $210,000.00. All of the shares of CTSI Common Stock owned by the Reporting Persons are hereinafter referred to as the "Shares". The source of funds used by each Partnership to acquire the Shares owned by it was such Partnership's internal cash funds. The source of funds used by Baksa to acquire the Shares needed by him was his personal funds.

     Item 5. Interest in Securities of the Issuer.

     (a) and (b) Of the total Shares beneficially owned by the Reporting Persons, 809,500 shares (approximately 5.8% of the total outstanding based on the number of outstanding shares of CTSI Common Stock reported in the Issuer's Report on Form 10-Q for the period ended July 3, 1998) are beneficially owned by Associates, 135,500 shares (approximately 1.0% of the total outstanding) are beneficially owned by Life Sciences, and 20,000 shares (approximately 0.1% of the total outstanding) are beneficially owned by Baksa. Subject to the next succeeding paragraph, each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person.

     In addition, The Vertical Group, L.P. ("Group") may be deemed to be the beneficial owner of all 945,000 Shares (approximately 6.8% of the total outstanding) collectively owned by the two Partnerships because, as the sole general partner of both Partnerships, Group has the sole power to vote or direct the vote and to dispose or direct the disposition of such Shares, and each of the Individuals (as defined in response to Item 2), including Baksa, may be deemed to be the beneficial owner of all 945,000 Shares (approximately 6.8% of the total outstanding) collectively owned by the two Partnerships because, as a general partner of Group (which is the sole general partner of both Partnerships), each such Individual shares the power (which may be exercised by any one of such Individuals acting alone) to vote or direct the vote and to dispose or direct the disposition of such Shares.

     (c) The chart below lists all transactions in CTSI Common Stock in the 60 days preceding the date of this Amendment No. 1 by any of the persons identified in response to paragraph (a) of this Item 5, all of which transactions were purchases of CTSI Common Stock effected in the open market:

Person
Effecting             Date of          Number of      Price
Transaction         Transaction         Shares      Per Share
-----------         -----------         ------      ---------
                                       Purchased
                                       ---------
Associates       August 24, 1998          20,000         $4.25
Associates       August 26, 1998           5,000         $4.31
Associates       August 27, 1998          25,000         $4.06
Associates       August 28, 1998          70,000         $4.12
Associates       August 31, 1998          30,000         $4.06
Associates       September 2, 1998        52,500         $3.65
Associates       September 3, 1998        15,000         $3.63
Associates       September 4, 1998        15,000         $3.56
Life Sciences    August 24, 1998          10,000         $4.25
Life Sciences    August 28, 1998          10,000         $4.12
Life Sciences    September 2, 1998         5,000         $3.65
Life Sciences    September 4, 1998         5,000         $3.56

     (d) and (e) Not applicable.

     Signature.

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete and correct.

September 8, 1998               VERTICAL FUND ASSOCIATES, L.P.
                                BY:  THE VERTICAL GROUP, L.P.
                                     General Partner



                                By: /s/ John E. Runnells
                                    --------------------
                                    John E. Runnells
                                    General Partner

                                VERTICAL LIFE SCIENCES, L.P.
                                BY:  THE VERTICAL GROUP, L.P.
                                     General Partner


                                By: /s/ John E. Runnells
                                    --------------------
                                    John E. Runnells
                                    General Partner


                                    /s/ Stephen D. Baksa
                                    --------------------
                                    Stephen D. Baksa